Exhibit 99.2

Director's Interests in the Ordinary Shares of Cable and Wireless plc ("the Company")

The Company was notified on 6 August 2004 that on the same day the following Directors purchased Ordinary Shares in the Company at a price of 103.75 pence per share under the Cable & Wireless Share Purchase Plan: -

Rob Rowley – 121 Ordinary Shares